Exhibit 1.02

Breeze-Eastern Corporation

Conflict Minerals Report

For The Year Ended December 31, 2013

This is the Conflict Minerals Report (“Report”) of Breeze-Eastern Corporation, a Delaware corporation, for the year ended December 31, 2013, which is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals (as defined below) which are necessary to the functionality or production of their products. These reporting obligations apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict. These “Conflict Minerals” are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tin, tantalum and tungsten.

If a registrant, after conducting a good faith reasonable country of origin inquiry, has reason to believe that any of the Conflict Minerals in their supply chain may have originated from certain Covered Countries (as defined below), or if they are unable to determine the country of origin of those Conflict Minerals, then the issuer must exercise due diligence on the Conflict Minerals’ source and chain of custody. The registrant must then submit a conflict minerals report to the SEC that includes a description of those due diligence measures. As described in this Report, certain of the Company’s operations manufacture products for which Conflict Minerals are necessary to the functionality or production of those products. The “Covered Countries” for purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Unless the context otherwise requires, references in this Report to the “Company,” “Breeze-Eastern,” “we,” “our” or “us” refer to Breeze-Eastern Corporation.

Description of the Company and Its Products Covered by this Report

Breeze-Eastern designs, develops, manufactures, sells and services sophisticated engineered mission equipment for specialty aerospace and defense applications. We have long been recognized as a leading global designer, manufacturer, service provider, and supplier of mission-critical rescue hoists and cargo hook systems. We also manufacture weapons handling systems, cargo winches, and tie-down equipment. These products are sold primarily to military and civilian agencies and aerospace contractors. Our emphasis is on the engineering, assembly, testing, service, and support of our products. We have approximately 180 salaried and hourly employees, and all of our operations are conducted at our Whippany, New Jersey facility, located at 35 Melanie Lane, Whippany, NJ 07981.

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of the product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013. With this background, we conducted an analysis of our products to determine if any products met these characteristics. We found that certain Conflict Minerals meeting these requirements can be found in our hoist, winch and cargo hook products (collectively, “Covered Products”). Therefore, these Covered Products are subject to the reporting obligations of the Rule.

Our Due Diligence Process

We conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals, which was designed to determine whether any of the Conflict Minerals used in the Covered Products originated in the Covered Countries and whether any of these Conflict Minerals may be from recycled or scrap sources. We also exercised due diligence on the source and chain of custody of the Conflict Minerals. Our due diligence measures were developed in conjunction with the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Materials from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten.

We depend upon suppliers to deliver component parts and, to some extent, to assemble components and subsystems to manufacture our products in a timely and satisfactory manner and to remain in full compliance with applicable customer terms and conditions. We are also generally subject to specific procurement requirements from our customers, which may limit the suppliers and subcontractors we may utilize. Accordingly, our supply chain with respect to the Covered Products is complex, and there are many parties unknown to us between the original sources of Conflict Minerals, our suppliers, and our manufacture of the Covered Products. We do not purchase Conflict Minerals directly from mines, smelters or refiners. We must therefore rely on our suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products, and some of the suppliers in this supply chain are small businesses with limited resources. Moreover, we believe that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals and, therefore, we sought to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain.

In connection with utilizing our suppliers for our due diligence on the source of Conflict Minerals for our Covered Products, our Director of Strategic Supplier Relations worked in conjunction with our Senior Vice President of Operations to create a strategy and process to implement the new Rule. Part of this process included educating and training our procurement staff that communicates with our supply chain. After analyzing our products and identifying those that were Covered Products, in late 2012 and throughout 2013 we sent communications and surveys to all our suppliers to inform them of the Rule, educate them on its requirements, and to request that they, among other things, (a) determine their parts and/or assemblies which utilize Conflict Minerals, (b) determine at what point the Conflict Minerals enter into their supply chain, and (c) to complete the Conflict Minerals Reporting Template of the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”), which template requests information regarding the identity of the smelters and refiners of Conflict Minerals.

DRC Conflict Undeterminable

Based on the information obtained pursuant to the due diligence process described above, we do not have sufficient information from suppliers with respect to the Covered Products to determine whether or not each of the Covered Products qualify as “DRC conflict free,” as defined under the Rule. Thus, we have determined that each of the Covered Products is “DRC conflict undeterminable,” as defined in the Rule.

We intend to take the following steps, among others, to improve our due diligence measures so as to mitigate the risk that the necessary conflict minerals obtained in our products benefit armed groups in the Covered Countries:

•	We will continue to refine and improve our due diligence program, including enhancing our supplier communication and education efforts, along with encouraging our suppliers to supply items to us that are DRC conflict free.

•	Due to the fact that a number of the suppliers in our supply chain are small businesses with limited resources, we will invest additional time in our outreach efforts to verify the downstream origin of the Conflict Minerals from these suppliers in an attempt to develop more transparency into our supply chain.

This Report is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable,” then the conflict minerals report is not subject to an independent private sector audit.